FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 9, 2020	By...../s/………Sachiho Tanino………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Market Purchase of Own Shares and Completion of Acquisition

March 9, 2020

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First Section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Market Purchase of Own Shares and Completion of Acquisition

(Under the provisions of its Articles of Incorporation

pursuant to paragraph 2, Article 165 of the Corporation Law of Japan)

Canon Inc. announced that it has acquired its own shares as follows, under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law, and that it has completed the acquisition in accordance with the Board of Directors resolution as of February 25, 2020.

  Details of acquisition

1. Type of shares acquired:	Shares of common stock

2. Total number of shares acquired:	18,093,400 shares

3. Total cost of acquisition:	49,999,935,550 yen

4. Period of acquisition:	From February 26, 2020 to March 6, 2020

5. Method of acquisition:	Purchased on the Tokyo Stock Exchange

  (Reference)

  Details of the Board of Directors resolution as of February 25, 2020

(1) Type of shares to be acquired:	Shares of common stock

(2) Total number of shares to be acquired:	Up to 19.2 million shares

(Equivalent to 1.8% of shares issued (Excluding treasury stock))

(3) Total cost of acquisition:	Up to 50 billion yen

(4) Period of acquisition:	From February 26, 2020 to May 27, 2020